FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of December, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Exhibit No. 1   - Notice of Trading Statement dated 5 December 2006
Exhibit No. 2   - Total Voting Rights dated 8 December 2006
Exhibit No. 3   - Board Appointment dated 12 December 2006
Exhibit No. 4   - Holding(s) in Company dated 21 December 2006

Exhibit No. 1

Hanson PLC

December 5, 2006

Notice of Trading Statement

Hanson PLC, the international heavy building materials company, will issue a trading update in relation to the year ending December 31, 2006 at 7:00 a.m.
(GMT) on December 19, 2006. Hanson will host a conference call for analysts at
8:00 a.m. (GMT) on December 19, 2006 to discuss the update. The dial-in number is +44 (0) 208 515 2301.

A replay of this conference call will be available for 48 hours from 11:30 a.m.
(GMT) on December 19, 2006 by dialing +44 (0) 207 190 5901, PIN number
134627#, or, if calling from the US, by dialing +1 303 590 3030, PIN number
1158335#.

Hanson will announce its preliminary results for the year ending December 31,
2006 on February 22, 2007.

Institutional / analyst enquiries:

Nick Swift
Hanson PLC
Tel: +44 (0)20 7245 1245

Media enquiries:
Charlotte Mulford
Hanson PLC
Tel: +44 (0)20 7245 1245

Notes about Hanson:

Hanson is one of the world's largest suppliers of heavy building materials to the construction industry, with a 2005 turnover of £3.7bn. Our products fall into two categories: 'aggregates' (crushed rock, sand and gravel, ready-mixed concrete, asphalt and cement) and 'building products' (concrete pipes, pre-cast products, tiles and clay bricks). We employ over 27,000 people, operating primarily in North America, the UK and Australia with further operations in Asia
Pacific and Continental Europe.

Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via www.hanson.biz.

High-resolution Hanson images for editorial use are available from http://www.hanson.biz/

Exhibit No. 2

Hanson PLC

December 8, 2006

Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

At the date of this announcement Hanson PLC ("Hanson") has an issued share capital of 736,968,849 ordinary shares with voting rights.  Hanson holds
24,645,000 ordinary shares in treasury.

Therefore, the total number of Hanson ordinary shares with voting rights is
712,323,849.

The above figure (712,323,849) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Hanson under the FSA's
Disclosure and Transparency Rules.

Paul Tunnacliffe
Company Secretary

Exhibit No. 3

12 December 2006

Appointment of Finance Director

Hanson PLC, the international building materials group, is pleased to announce the appointment of Pavi Binning as Finance Director.  Pavi, 46, will take up his role on 2 January 2007, at which time he will join the Board of Hanson.

Most recently, Pavi worked as Chief Financial Officer at telent plc, formerly
Marconi Corporation plc, where he was a main Board director.  Pavi played a key role in the successful restructuring of Marconi's balance sheet, in the disposal of the majority of Marconi's business to Ericsson, in securing the UK pension plan and in establishing telent plc in its market.  Prior to joining Marconi in
2003, Pavi worked for Diageo plc for 17 years in a number of senior corporate and operational finance roles.  He is a member of the Chartered Institute of
Management Accountants.

"Pavi will make an excellent contribution to Hanson," said Mike Welton, Chairman of Hanson.  "We are fortunate to have been able to choose from some very high quality candidates."

Other than his directorship of Marconi Corporation/telent plc, which ended on 5
September 2006, the Company confirms that there are no other details to be disclosed in respect of Mr Binning pursuant to paragraph 9.6.13 of the Listing
Rules.

Enquiries:

Hanson PLC +44 (0) 207 245 1245
Media - Charlotte Mulford
Investors/Analysts - Nick Swift

Website:
www.hanson.biz

Notes to editors:

Hanson is one of the world's largest suppliers of heavy building materials to the construction industry, with turnover in 2005 of £3.7bn. Our products fall into two categories: 'aggregates' (crushed rock, sand and gravel, ready-mixed concrete, asphalt and cement) and 'building products' (concrete pipes, pre-cast products, tiles and clay bricks). We employ over 27,000 people, operating primarily in North America, the UK and Australia with further operations in Asia
Pacific and Continental Europe

Exhibit No. 4

HANSON PLC

December 21, 2006

Holding in Company

Hanson PLC has received notification today that Zurich, on behalf of Zurich
Financial Services and its Group, has a notifiable interest in 28,437,954 ordinary shares in Hanson PLC, representing 3.99% of the issued share capital, excluding shares in held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   January 2, 2007